Exhibit 99.1

Skyline Builders Group Holding Ltd. Announces Pricing of $23.9 Million Private Placement

Hong Kong, Oct. 29, 2025 (GLOBE NEWSWIRE) -- Skyline Builders Group Holding Limited (NASDAQ: SKBL) (the “Company”), a civil engineering services provider in Hong Kong, today announced that it has entered into a definitive securities purchase agreement dated October 28, 2025 with certain accredited investors in a brokered private placement on a best-efforts basis for the sale and issuance (the “Offering”) of 17,370,909 Class A ordinary shares, par value $0.00001 per share (each, a “Class A Ordinary Share”) (and/or prefunded warrants to purchase Class A Ordinary Shares (the “Prefunded Warrants”) in lieu of Class A Ordinary Shares), together with Class A Ordinary Share Purchase Warrants to purchase up to 17,370,909 Class A Ordinary Shares (the “Ordinary Warrants “) at a purchase price for a combination of one Class A Ordinary Share and one Ordinary Warrant of $1.375 and a purchase price for a combination of one Prefunded Warrant and one Ordinary Warrant of $1.37499, , for a combined aggregate gross proceeds of approximately $23,885,000, before deducting placement agent fees and other offering expenses payable by the Company.

Each Prefunded Warrant will be immediately exercisable upon issuance and will entitle the holder to acquire one Class A Ordinary Share at an exercise price of $0.0001 per share. Each Ordinary Warrant will be immediately exercisable and will entitle the holder to acquire one Class A Ordinary Share at an exercise price of $1.50 per share until the fifth anniversary of the date of issuance.

The Offering is expected to close on or about October 30, 2025, subject to the satisfaction of customary closing conditions.

The Company intends to use the net proceeds from the sale of the securities hereunder for general working capital and other general corporate purposes.

Dominari Securities LLC, Revere Securities LLC and Pacific Century Securities (the “Placement Agents”) are acting as co-placement agents for the Offering.

The securities to be issued and sold by the Company in the Offering have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or state securities laws and may not be offered or sold in the United States absent registration under the Securities Act of 1933, as amended (the “Securities Act”) or an applicable exemption from such registration requirements. The Company has agreed to file a registration statement with the Securities and Exchange Commission covering the resale of the Class A Ordinary Shares and the shares issuable upon the exercise of the Pre-funded Warrants and Ordinary Warrants as well as as warrants to be issued at the closing of the Offering to the Placement Agents included as part of their compensation in connection with the Offering. Any resale of the Company’s shares under such resale registration statement will be made only by means of a prospectus or pursuant to an exemption from the Securities Act.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The securities will not be registered under the Securities Act or any state securities laws when issued at the closing of the private placement, and unless so registered, may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and applicable state laws.

About Skyline Builders Group Holding Limited

Skyline Builders Group Holding Limited (NASDAQ: SKBL) operates as an Approved Public Works Contractor undertaking roads and drainage to its customers in Hong Kong. Its construction activities mainly include public civil engineering works, such as road and drainage works, in Hong Kong. It mostly undertakes civil engineering works in the role of subcontractor, while it is also fully qualified to undertake such works in the capacity of main contractor. The Company’s public sector projects mainly involve infrastructure developments while private sector projects mainly involved residential and commercial developments.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. These forward-looking statements include statements regarding the proposed Share Consolidation, the Company’s ability to grow its business, and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential,” or other similar expressions. These risks and uncertainties include, among others, the risk that the closing of the private placement may be delayed or may not occur at all, as well as those described in the Company’s other filings with the U.S. Securities and Exchange Commission (the “SEC”). The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Skyline Builders Group Holding Limited

Investor Relations Department
Email: ir@skylinebuilders.cc